MASTERWORKS

Launching Now | KAWS (24.4% | △1.27 | $1.2M)

Masterworks Recently Sold Paintings[1]

 Pierre Soulages	 Andy Warhol	 Cecily Brown
Annualized Net Return	Annualized Net Return	Annualized Net Return
13.9% 845 days held	10.4% 256 days held	35.0% 686 days held



KAWS



Price Appreciation of Similar Works[2]

24.4%

Market Risk-Adjusted Appreciation[3]

1.27	vs.	0.77	vs.	1.20
KAWS' Market		All Art Market		S&P 500

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A copy of the Offering Circular is available HERE.

[1] "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

[2] Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work.The set of similar sales comprise paintings by KAWS with the following criteria: canvas paintings executed 2000 to present, that measure 45 inches by 45 inches to 100 inches by 100 inches, and depict CHUM, COMPANION, or KAWSBob, with, to the best of our ability to determine, the characters' main facial features visible. Excluded from the set were compositions with developed and/or elaborate backgrounds, tondos and monochromatic depictions of KAWSBob. The set of similar works includes two paintings acquired by Masterworks: Masterworks 013, LLC, an affiliate of the Company, at Phillips New York 20th Century and Contemporary Evening Sale held on July 2, 2020 for $1,380,000, and Masterworks 102, LLC, and affiliate of the Company, at Phillips New York 20th Century and Contemporary Evening Sale held on November 17,2021 for $1,542,500. The data was sourced from publicly available auction records and does not include private sales.

[3] “Market risk-adjusted appreciation” otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the market has performed historically adjusted for the volatility of such performance. Lower volatility results in a higher market risk-adjusted appreciation rate, which means it is more likely that an investor would have achieved the historical appreciation rate as compared to an asset with higher volatility. Market risk-adjusted appreciation for an artist market reflects (x) the average annualized appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus (y) the risk-free rate of return. The applicable time period begins on the later of (a) the earliest purchase price date for the artist’s first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

Masterworks is “testing the waters” under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/disclaimer.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Masterworks is solely responsible for this communication. No FINRA registered broker-dealer or financial advisor is or has been involved in the development or dissemination of this communication.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281